MERIDIAN GOLD EXTENDS STRIKE LENGTH OF NEW DISCOVERY
AT EL PEÑÓN BY 50%

June 29, 2004

Meridian Gold is pleased to report updated exploration results for the new high-grade Dorada Vein, discovered in the first quarter of 2004 at the 100%-owned El Peñón Property. On May 11th, 2004, Meridian reported the discovery with 34 drill-holes that had delineated 800 meters of strike length along the vein. Since that time, Meridian has drilled an additional 43 holes that have extended the vein to 1.2 kilometers, further extending the zones to depth, and confirming the previously defined mineralization. An updated long-section is presented on the Company’s website (www.meridiangold.com under Exploration, El Peñón).

The Dorada vein is located immediately south of Cerro Martillo. It is approximately one kilometer east and at the same elevation as existing underground workings in Quebrada Colorada. The vein was discovered with a “fence” of drill holes, with discovery hole PX263, which cut 14.0 meters of 6.8 g/tonne gold and 438 g/tonne silver. There were no surface expressions that indicated mineralization in this area, making Dorada a “blind” discovery. As a result, the El Peñón exploration team has gained new insights into the exploration potential of this property, and has developed several new interesting exploration targets.

The current weighted average uncut grade based on 77 mineral intercepts to date is 3.2 horizontal meters at 11.77 g/t Au and 628 g/t Ag, or 19.49 g/t AuEq (assuming a 65.1:1.0 Ag:Au conversion ratio).

Brian Kennedy, Meridian’s Chief Executive Officer, summarized the new results: “I am delighted with these continued exploration results at Dorada, which have increased the strike length by another 400 meters to about 1.2 kilometers. I am especially encouraged about three things – the horizontal widths of over 3 meters, which exceed our current mining widths of 2 meters; the superior grades of gold and silver which make the value of the metal in the rock over $250 per tonne at current prices, which will support continued superior margins; and finally, not only does the Dorada discovery remain open to further expansion, but it also provides new insights for future exploration.”

Dorada Vein is still open along strike and at depth
To the north, Dorada remains open and drill-pads are being developed to further extend the mineralization.

To the south, drill-holes continue to intersect mineral bearing hydrothermal breccias and massive quartz veins at target depths exceeding 300 meters in favorable lithologies.

Dorada remains open to depth beneath some of the best drill-hole intercepts including PX338, which totaled 4 meters of 23.7 g/tonne gold and 1,014 g/tonne silver and PX297, which totaled 5 meters of 30.3 g/tonne gold and 1,791 g/tonne silver (disclosed in the first quarter 2004 earnings release).

The updated table of drill results is presented below:

		From	To	Interval	Hz Width	Gold	Silver
Hole No.	Northing	(meters)	(meters)	(meters)	(meters)	(g/t)	(g/t)	AuEq
PX291C*	7303330	236.0	237.7	1.7	1.53	3.33	199.0	6.38
PX312	7303120	202	203	1	0.81	7.50	81.0	8.74
PX315	7303030	217	220	3	2.77	3.79	268.3	7.91
PX316	7303360	284	291	7	5.70	18.35	955.1	33.02
PX319	7303030	207	209	2	1.72	4.82	397.5	10.93
PX320	7302880	289	294	5	3.86	10.84	842.2	23.78
PX321	7303089	364	368	4	2.66	6.42	420.5	12.88
PX322	7302760	303	305	2	1.44	4.91	312.0	9.70
PX325	7303217	329	335	6	5.68	51.60	2715.3	93.31
PX327	7303394	256	260	4	3.69	6.85	455.5	13.85
PX328	7303270	249	254	5	3.94	2.95	299.8	7.56
PX329	7302669	256	258	2	1.42	1.97	184.0	4.80
PX330	7303331	246	252	6	4.50	2.85	196.0	5.86
PX331	7303061	266	269	3	2.40	6.41	371.0	12.11
PX332	7303450	263	270	7	4.54	6.26	338.1	11.45
PX333	7303572	250	252	2	2.11	3.71	253.0	7.60
PX334	7303511	252	254	2	1.53	2.20	118.5	4.02
PX335	7303389	324	337	13	8.63	11.43	754.5	23.02
PX336	7303543	296	299	3	2.56	4.26	443.3	11.07
PX337	7303449	312	324	12	8.14	15.25	805.3	27.62
PX338	7303360	393	397	4	2.04	23.65	1014.3	39.23
PX340	7303631	322	325	3	2.44	4.33	286.3	8.73
PX341	7302610	290	296	6	4.34	23.64	1757.3	50.63
PX342	7303421	335	341	6	3.71	3.25	163.3	5.76
PX343	7302669	331	334	3	1.95	18.13	1429.0	40.08
PX344	7303150	351	354	3	2.37	2.75	232.0	6.31
PX347	7303060	345	348	3	2.42	10.91	841.0	23.83
PX348	7303000	389	396	7	4.06	4.31	354.0	9.75
PX351	7302790	326	328	2	1.36	5.62	342.0	10.87
PX352	7302821	324	326	2	1.11	3.82	126.0	5.76
PX354	7302730	334	337	3	2.04	4.66	394.0	10.71
PX355C*	7303121	360.7	363.25	2.55	1.99	21.09	737.3	32.42
PX356	7302610	307	308	1	0.83	5.25	406.0	11.49
PX357	7303663	351	354	3	3.16	2.22	146.7	4.47
PX358	7302580	294	296	2	1.89	3.26	265.0	7.33
PX359	7303571	293	294	1	1.06	7.31	334.0	12.44
PX364	7302581	338	341	3	2.28	14.59	984.3	29.71
PX367C*	7303361	295.4	307.6	12.2	10.29	19.09	1051.5	35.24
PX369	7302639	332	333	1	0.70	11.05	692.0	21.68
PX370	7302790	376	381	5	3.63	7.67	676.8	18.07
PX371	7302489	327	333	6	5.67	5.48	336.3	10.65
PX372	7302550	317	319	2	1.75	3.88	383.5	9.77
PX374	7302519	260	266	6	5.50	7.27	488.3	14.77

* Core hole

Dorada Vein mineralogy is similar to the other veins at El Peñón.
Preliminary in-house metallurgical testing of the Dorada vein has demonstrated excellent precious metal recoveries of 94.2% for gold and 94.9% for silver, prior to any optimization and in-line with current production recovery levels. The testwork was based on a 200-kilogram composite from nineteen drill-holes.

Initial core-holes supporting the reverse circulation drilling results
Three core-holes have been drilled which support the grade and thicknesses shown in the reverse circulation drilling. For example, drill-hole PX 367C intersected 12.2 meters of 19.09 g/tonne gold and 1,052 g/tonne silver, which is consistent with the nearby reverse circulation hole, PX316, that intersected 7 meters of 18.4 g/tonne gold and 955 g/tonne silver. The drill-holes are shown on the cross-section 7303360N on the Company’s website (www.meridiangold.com, under Exploration, El Peñón).

Rock quality of Dorada is consistent with the better vein zones at El Peñón
Initial core drilling has indicated that the rock conditions on either side of the Dorada vein (hanging wall and footwall) are competent and are comparable to the conditions experienced in the Quebrada Colorada mine. These competent rocks will be supportive of lower mining costs.

The Dorada structure associated vein system dips 50° to 70° to the east and places hanging wall rhyolite and overlying volcanic tuff and flows in normal fault contact with footwall rhyolite and underlying dacite sill or flow units. Mineral bearing hydrothermal breccias and massive quartz veins are found along the structural zone that is abrupt to over 12 meters wide. Multiple potential ore grade vein and breccia zones are found between 7303000N and 7303500N as depicted in cross section 7303360N. Important intercepts are also found in the adjacent hanging wall and footwall lithologies as depicted in cross section 7303060N, which is located on the Company’s website (www.meridiangold.com, under Exploration, El Peñón).

Dorada discovery extends El Peñón’s mine life and low-cost production profile
Based on the 77 exploration drill-holes to date, Meridian is expecting the new Dorada discovery to have a material impact on its production and cost profile. At a minimum, Meridian expects production and costs to remain at current levels of 300,000 ounces of gold at a cash operating cost of about $50-$60 per ounce. On the upside, as the Dorada discovery continues to grow, Meridian will be evaluating its expansion alternatives in the second half of the year.

Expanding our land position in Chile
The Company has acquired a joint venture interest in the Angelina property owned by Gold Fields Limited, which is adjacent to the El Peñón claim block, and has initiated an exploration drill program.

Qualified Persons
The exploration program at El Peñón was designed and supervised by Chief Geologist of El Peñón William H. Wulftange, a Licensed Professional Geologist (Utah # 5334513-2250). He has prepared, reviewed and certified the El Peñón data presented in this document to conform with Canadian Securities Administrators’ National Instrument 43-101 (“NI 43-101”).

Safe Harbor Statement under the United States Private Securities Litigation Reform Act of 1995: Certain statements in this press release constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 and Canadian securities legislation. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or other future events, including forecast production, earnings and cash flows, to be materially different from any future results, performances or achievements or other events expressly or implicitly predicted by such forward-looking statements. Such risks, uncertainties and other factors include, but are not limited to, factors associated with fluctuations in the market price of precious metals, mining industry risks, recent operating losses, uncertainty of title to properties, risk associated with foreign operations, environmental risks and hazards, proposed legislation affecting the mining industry, litigation, governmental regulation of the mining industry, properties without known mineable reserves, uncertainty as to calculations of reserves, mineral deposits and grades, requirement of additional financing, uninsured risks, risk of hedging strategies, competition, dependence on key management personnel, potential volatility of market price of the Company’s common shares, dilution and certain anti-takeover effects. Such information contained herein represents management’s best judgment as of the date hereof based on information currently available. The Company does not intend to update this forward-looking information and disclaims any legal liability to do so, except in accordance with applicable securities laws.

Meridian Gold Inc. is a different kind of gold company because we focus on profitability, and the quality of the ounces we produce, not the quantity of ounces produced. The quality of these ounces is measured by the value we deliver to all stakeholders in the process, including our shareholders, our employees and the communities and environment in which we live and operate. Meridian Gold Inc.’s approximately 99 million common shares are traded on the Toronto Stock Exchange (MNG) and the New York Stock Exchange (MDG).

For further information, please visit our website at www.meridiangold.com, or contact:

Deborah Liston	Tel: (800) 572-4519
Investor Relations	Fax: (775) 850-3733
Meridian Gold Inc.	E-mail: investorrelations@meridiangold.com

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